[LETTERHEAD OF FRESHFIELDS DREW & NAPIER]

4 October 2006

Dear Sirs

Pacific Internet Limited (the Company) − Proposed Appointment of Director

We write on behalf of Connect Holdings Limited (Connect).

As you are aware, Connect has recently acquired shares of the Company which in aggregate represent approximately 11.8 per cent of the issued shares of the Company outstanding as of 17 August 2006 (based on information contained in the Company's Form 6-K). Connect understands from public records that, following requisitions by certain shareholders, the Company will convene an Extraordinary General Meeting (EGM) to consider resolutions concerning the removal and election/appointment of directors of the Company.

Connect wishes to seek board representation and proposes Mr. Steven Barry Simpson as its nominee. Accordingly Connect requests that the following ordinary resolution be added to the matters to be considered at the above EGM:

‘‘Ordinary Resolution: That Mr. Steven Barry Simpson (subject to his consent to act) be and is hereby appointed as a Director of the Company with immediate effect.’’

In this regard, we enclose the curriculum vitae of Mr. Simpson.

Yours faithfully

/s/ Freshfields Drew & Napier
Freshfields Drew & Napier
on behalf of Connect Holdings Limited

Curriculum Vitae of Steven Barry Simpson

Australian Citizen, resident in Singapore.
Age: 55 years
Married with one adult son.

Professional qualifications: B Comm., CPA, ACIS, MIoD − (Chartered Accountant, Chartered Secretary, Member of the Institute of Chartered Directors.)

Board member for several Public and Private sector companies.

Interests: downhill skiing, golf, alpine trekking.

Mr. Simpson is a Principal of Triton Advisory Group, a mergers and acquisitions, fixed income trading, asset management and corporate advisory group located in Singapore. He has over 20 years of ‘‘hands on’’ experience in the Asia-Pacific region. In this capacity, he has successfully acted as an advisor on many private and public sector transactions including privatizations, mergers, acquisitions and debt and equity capital market activities.

He has successfully led several financial advisory roles for IPO launches for both State and private sector clients and has also been active in advisory roles in debt capital markets, both domestic and international bond and banking debt instrument issues. He has also undertaken a variety of activities on behalf of International agencies and governments throughout the world for the establishment of regulatory codes, sectoral reforms, specific sector legislature and privatization activities.

Previously, Mr. Simpson was a Managing Partner of Price Waterhouse Consulting in Indonesia and Australia with extensive experience in the areas of corporate restructuring, business workouts and corporate strategic planning. He was also the Partner in Charge of manufacturing sector consulting for the Australian and Asian pratices and a member of the firms Resource sector specialty team. He is a member of the board of directors of several public and private sector companies and is a certified public accountant (CPA), a Chartered Secretary and a member of the Institute of Chartered Directors. He is a Commerce graduate from the University of New South Wales.

Primary directorships:

1. Jasper Investments Limited — Singapore Stock Exchange — independent director
Jasper is an investment holding company with substantial cash assets and major private equity funds as shareholders. Its expressed intention is to undertake significant investments throughout the Asian region.

2. C2C Pte Ltd — Private Co. — Bermuda — Chairman of the Board
The Company owns one of Asia's largest undersea cable networks. Shareholders include major private equity funds.

3. Goldsource Limited — Toronto Stock Exchange — independent director
The Company is a well-funded diamond exploration group with a focus on early-stage projects in Canada.

4. Four Seasons Hotel — Private Co. — Indonesia — Commissioner/Owners representative
The Company is the owner of the Four Seasons Hotel — a significant five-star operation. The primary shareholders are Citigroup.